Filed pursuant to Rule 433

Registration Statement No.: 333-214507

Issuer Free Writing Prospectus dated March 6, 2019

Relating to Preliminary Prospectus Supplement dated March 5, 2019

UPSIZED TERM SHEET

CERECOR INC.

Public Offering of Common Stock

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the accompanying prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

A preliminary prospectus supplement to the accompanying prospectus dated March 5, 2019 has been filed with the Securities and Exchange Commission (SEC) in the United States and contains important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including the accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented by the preliminary prospectus supplement filed with the SEC, in that registration statement and other documents the issuer has and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it, from H.C. Wainwright & Co., via email at placements@hcwco.com or telephone at 646-975-6996.

Issuer:	Cerecor Inc. (the “Company”)

Number of Firm Shares:	1,818,182 shares of common stock of the Company (each, a “Share”).

Public price per Share:	$5.50

Option to purchase additional Shares:

The Underwriter (as defined below) will have an option, exercisable, in whole or in part, in the sole discretion of the Underwriter, at any time prior to the day that is the 45th day following the date of the Underwriting Agreement, to purchase up to an additional 272,727 Shares on the same terms and conditions as set forth herein.

Form of Underwriting:

Firm commitment underwriting public offering by way of a prospectus supplement to the Company’s effective “shelf” registration statement (File No. 333-214507) (the “Offering”), subject to a mutually acceptable underwriting agreement containing the customary material adverse effect clauses.

Underwriter:	H.C. Wainwright & Co., LLC is acting as the sole book-running manager for the Offering (the “Underwriter”).

Armistice Participation:	Armistice Capital, LLC, an affiliate of the Company, is purchasing in the Offering 363,637 Shares at the public offering price.

Jurisdictions:

No action is being taken in any jurisdiction outside the United States to permit a public offering of the Shares. None of the Shares in this Offering will be offered or sold, directly or indirectly, nor will any offering material or advertisements in connection with the offer and sales of any of the shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.

Underwriter’s Fees:

The Company will pay the Underwriter a commission equal to 7.0% of the gross proceeds of the Offering. The Company will pay the Underwriter a management fee equal to 0.5% of the gross proceeds of the Offering and reimburse the Underwriter for certain expenses including $75,000 non-accountable expense allowance and $10,000 for clearing expenses.

Use of Proceeds:	The net proceeds of the Offering will be used for general corporate purposes and working capital, primarily to support the development of its neurology and pediatric rare disease pipeline.

Listing:	Our common stock is listed on the Nasdaq Capital Market under the symbol “CERC.”

Closing Date:	On or about March 8, 2019 or such other date as the Company and the Underwriter mutually agree.

H.C. Wainwright & Co.